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MAR 01 2019
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SEC

19006375

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISRAEL A. ENGLANDER & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO., CPA, P.C. D/B/A TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MICHAEL A. FRUCHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISRAEL A. ENGLANDER & CO., LLC, as of DECEMBER, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILENE LICHT
Notary Public, State of New York
No. 01LI6137473
Qualified in New York County
Commission Expires Nov. 28, 2021

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISRAEL A. ENGLANDER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(e)(d) under the Securities Exchange Act of 1934.

ISRAEL A. ENGLANDER & CO., LLC

TABLE OF CONTENTS

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Israel A. Englander & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement) that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (the "CEAct"). In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., LLC as of December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Israel A. Englander & Co., LLC's management. Our responsibility is to express an opinion on Israel A. Englander & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Israel A. Englander & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tarlow & Co., C.P.A.'s

We have served as Israel A. Englander & Co., LLC's auditor since 2013.

New York, New York

February 26, 2019

ISRAEL A. ENGLANDER & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

ASSETS

Assets:	
Cash and cash equivalents	$ 1,201,745
Receivable from clearing organizations, net	1,241,748
Floor brokerage receivables, net	1,265,832
Other commission receivables	312,020
Property and equipment (net of accumulated depreciation and amortization of $1,092,976)	47,754
Deferred income tax assets	26,707
Other assets	521,719
Total assets	$ 4,617,525

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 1,609,260
Accounts payable	1,351,845
Income taxes payable	4,820
Total liabilities	2,965,925
Commitments, contingencies and guarantees	
Member's equity	1,651,600
Total liabilities and member's equity	$ 4,617,525

ISRAEL A. ENGLANDER & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1 - ORGANIZATION

Israel A. Englander & Co., LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Cboe Exchange, Incorporated, NYSE Arca, Inc., the International Securities Exchange, C2, and the National Futures Association. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

The Company, for the entirety of the year ended December 31, 2018, operated and continues to operate, without exception, under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Estimated useful lives of property and equipment are as follows:

Art	Indefinite
Software	3-4 years
Computer and other equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life or lease term

Commissions and related expenses

Commissions and related brokerage and clearing expenses are recorded on a trade-date basis. The Company recognizes income from its various membership exchanges for Maker/Taker rebates and the Payment for Order Flow.

Interest and dividend income/expense

The Company recognizes interest income on the accrual basis and dividend income on the ex-dividend date.

Compensated absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences related to unused vacation time, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of unused vacation time when actually paid to the employees.

Income taxes

The Company is a disregarded entity, for tax purposes, and therefore is included as part of the tax returns filed by Israel A. Englander & Co., Inc. (the "Parent"). The Parent is exempt from federal and most state income taxes. The Company calculates state and local income taxes as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are

recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 28, 2019 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

New accounting and authoritative guidance

In January 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginnings after December 15, 2020. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In April 2016, the FASB issued ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public companies that are not SEC filers, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other organizations, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact the adoption will have on its financial statements.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATIONS, NET

Receivable from clearing organizations, net, represents cash held at Merrill Lynch, Pierce, Fenner, & Smith Incorporated at December 31, 2018.

NOTE 4 - FLOOR BROKERAGE RECEIVABLES, NET

Floor brokerage receivables, net, represent amounts receivable by the Company from various financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition, net of an allowance for doubtful accounts of $13,521. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

NOTE 5 - OTHER ASSETS

The major components of other assets consist of the following:

The Company had one receivable from a related party totaling $382,672. This receivable is not interest bearing and is payable on December 31, 2019.

The remaining other assets consist of miscellaneous receivables and prepaid

expenses that are due in the ordinary course of business.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2018
Art	$ 49,464
Software	154,244
Computer and other equipment	130,613
Furniture and fixtures	80,217
Leasehold improvements	726,192
	1,140,730
Less accumulated depreciation and amortization	(1,092,976)
	$ 47,754

NOTE 7 - INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, at $250,000. At December 31, 2018, the Company had net capital of $885,226, which exceeded its requirement by $635,226.

Certain advances, dividend payments and other equity withdrawals are restricted

by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2018 the Company was in compliance with all such requirements.

NOTE 9 - INCOME TAXES

As previously noted, the Company is a wholly-owned subsidiary of Israel A. Englander & Co., Inc. (an S-Corporation). The entities are not subject to federal taxation. State and local income taxes are calculated as if the companies filed on a separate return basis.

The provision for income taxes for the year ended December 31, 2018 is as follows:

Current income tax expense	$8,334
Deferred income tax benefit	(1,749)
	$6,585

Temporary differences giving rise to the deferred tax asset consist primarily of the allowance for doubtful accounts and depreciation. There was no valuation allowance for the year ended December 31, 2018.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2015.

NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. The Company does not make investments in derivative contracts. The Company may periodically clear through its error account a derivative transaction executed as an agent in error. Similarly, the

Company may periodically facilitate customer portfolio positioning by buying or selling derivative contracts in the Company's proprietary account. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk for its derivative activities and exposure is equity price risk.

Options

The Company is subject to equity price risk in the normal course of pursuing its trading activities. The Company may enter into option contracts to speculate on the price movements of the financial instruments underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy and sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed upon under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

NOTE 11 - CONCENTRATION OF CREDIT RISK

The Company clears its securities transactions through major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2018, the Company had $951,745 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of floor brokerage and clearing organization receivables. The amount of credit risk related to floor brokerage receivables is limited due to the large number of customers comprising the Company's customer base. The Company has cash on deposit with several clearing organizations. The amount of credit risk associated with the clearing organization receivables is $1,241,748 and is reflected in the statement of financial condition.

NOTE 12 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The parent company subleases the New York, NY office space to the Company. As part of the agreement, the Company pays the landlord directly for all lease obligations. The lease agreement for office space located in New York, NY was amended on November 18, 2015. The amendment extended its lease agreement to April 30, 2019. The Company will not renew the lease agreement. The Company entered into a lease agreement for space in New York, NY on February 8, 2019, which is set to commence in April 2019 and expire on March 31, 2024. The Company entered into an amended lease agreement for office space located in Boca Raton, FL on July 23, 2018, which is set to expire July 31, 2020. For the year ended December 31, 2018, rent expense was $247,307 and is included in general and administrative expenses on the statement of operations.

Future minimum lease payments are as follows:

Years ending December 31,	
2019	$ 230,138
2020	217,481
2021	221,615
2022	228,595
2023	235,575
Thereafter	59,330
	$ 1,192,734

In accordance with FASB ASC 450, Accounting for Contingencies, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a party to various litigation matters and claims, which are normal in the course of business, and while the results of the litigation and claims cannot be predicted with certainty, management believes, based on the advice of counsel, that the final outcome of such matters will not have a materially adverse effect on its position.